

February 1, 2023

Naum Voloshin
Principal Accounting Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
CHATSWORTH, CA 91311

**Re: Cavitation Technologies, Inc.
10-K filed October 13, 2022
File No. 000-53239**

Dear Naum Voloshin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2022

Exhibits 31.1 and 31.2, page 1

1. We note that the Section 302 certifications signed by your Chief Executive Officer and Chief Financial Officer are not dated. Please file a full and complete amendment to provide newly signed and dated certifications. Ensure that the certifications are currently dated and refer to the Form 10-K/A. Refer to Regulation S-K C&DI 246.14. Please address this comment as it relates to your undated Section 906 certifications filed under Exhibits 32.1 and 32.2. Finally, ensure that signatures provided in your Form 10-K/A are also dated.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services